Exhibit 99.1

Brookfield Asset Management Inc.
News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2013 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on November 8, 2013 at 1:30 p.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 1:20 p.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS THIRD QUARTER RESULTS

•  FFO increased six-fold to $1.2 billion or $1.85 per common share

•  Consolidated net income doubled to $1.5 billion or $1.23 per share

TORONTO, November 8, 2013 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) today announced its financial results for the quarter ended September 30, 2013.

“Fee income and operating performance from all our businesses was strong. In addition, realizations from investments made during the downturn contributed to our results,” commented Bruce Flatt, CEO of Brookfield. “Clients continue to allocate capital to our global private funds and the scale, breadth and trading liquidity of our three flagship listed issuers advanced in the quarter.”

•	Funds from operations (“FFO”) for the third quarter of 2013 was $1.2 billion, or $1.85 per share, an increase of $970 million from the third quarter of 2012.

•	Consolidated net income doubled during the third quarter to $1.5 billion, or $1.23 per common share. Total net income for the nine months increased to $3.0 billion.

•
The company’s annualized fee base grew to $992 million, including $562 million of annualized base management fees and incentive distributions, $55 million of transaction and advisory fees and $375 million of target annualized carried interests. Subsequent to quarter end we completed the sale of assets from a private fund consortium and crystallized $558 million of previously accumulated carried interests.

•
Fee bearing capital increased to approximately $80 billion and total assets under management increased to $184 billion. The fundraising for our $1 billion timber fund was completed during the quarter, and subsequent to quarter end, we closed our latest flagship private global infrastructure fund with commitments of $7 billion.

•	Realizations of investments generated proceeds of nearly $4.1 billion, returning significant cash to limited partners and increasing our balance sheet resources.

•	We invested or committed $4.6 billion of total capital in the quarter on behalf of clients and Brookfield bringing year-to-date investing activity to $7.4 billion.

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Financial Results
	Three months ended September 30		Nine months ended September 30
US$ millions (except per share amounts)	2013	2012	2013	2012

Funds from operations1,2	$1,193	$223	$2,346	$897
Consolidated net income3	1,495	875	2,994	1,976

Per Brookfield share
Funds from operations1,2	$1.85	$0.30	$3.56	$1.27
Net income1	1.23	0.48	2.05	1.25

1.	Excludes amounts attributable to non-controlling interests
2.	See Basis of Presentation on page 4
3.	Consolidated basis – includes amounts attributable to non-controlling interests

The increase in FFO reflects strong operating performance and gains from several large realizations. Disposition gains included in FFO totalled $851 million for the quarter, compared to losses of $77 million in the prior year, and included a $525 million gain on the settlement of a long dated interest rate contract, as well as gains on the sales of North American timberlands and private equity investments.

FFO from operating activities reflects continued growth in all of our operations, including a substantial increase in fee bearing capital, leading to higher fee related earnings as well as a return to normal hydroelectric generation levels following levels that were significantly below average in the prior year.

FFO and net income for the nine months ended September 30, 2013 was $2.3 billion and $3.0 billion, respectively, both of which increased substantially over comparable periods in the prior year.

Operating Highlights

We expanded our asset management franchise.

Fee-bearing capital increased to approximately $80 billion, up 34% from year end. We held a final close on a $1 billion timber fund during the quarter and subsequent to quarter end held the final close of our

$7 billion global infrastructure fund. We continue to move forward with fundraising initiatives for our other real asset strategies, with four private funds in marketing. We have approximately $10 billion of committed client capital that can be invested across our strategies.

We announced two major initiatives to enhance our flagship listed property entity Brookfield Property Partners (or BPY). The first was a tender offer to acquire the 49% of our office property company it does not currently own. The second initiative, subsequent to quarter end, was the reorganization of the consortium that acquired our U.S. shopping mall business, which allowed our clients to realize significant gains and monetize their investments while increasing our ownership in the business. This crystallized $558 million of performance fees which will be reflected in our fourth quarter financial statements. BPY issued $1.4 billion of equity to finance the transaction, of which we purchased $1 billion.

We generated additional liquidity through asset realizations and debt financings.

We announced or completed the sale of several investments in our private equity business as well as a number of timberland, property and utility assets; all at attractive valuations. This generated $4.1 billion in gross proceeds, and increased group core liquidity by approximately $1.7 billion after repayment of project debt and distributions to private fund clients.

We continue to refinance debt at attractive long-term rates. We refinanced $1.5 billion (at share) within our retail property portfolio, generating proceeds of $239 million, and $1.2 billion of refinancings in our office property portfolio, resulting in $166 million of incremental cash proceeds.

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We announced or completed acquisitions and capital expansions during the quarter that will deploy $4.6 billion of capital on behalf of clients and Brookfield shareholders bringing year-to-date investments to $7.4 billion.

In our property group, we acquired a U.S. warehouse business for $1.1 billion and merged it with our existing operations to create one of North America’s largest logistics platforms. We committed $750 million to acquire a 22% interest in an office and retail portfolio in Shanghai, China. We closed the purchase of a $2 billion portfolio of office buildings in downtown Los Angeles and acquired two urban shopping malls and an office property in San Francisco.

Our infrastructure group increased its investment in South American toll roads by $490 million, purchased district energy assets in Louisiana and Texas for $130 million and is in exclusive negotiations to acquire a significant stake in a Brazilian railroad and ports business. Our renewable power team announced plans to acquired 10 hydroelectric facilities in Maine and California, and continues to develop new hydroelectric and wind projects in North and South America. In our private equity business, we increased our investment in the energy sector with a $215 million acquisition of coal-bed methane assets.

In addition, we repurchased and cancelled 2.4 million of our shares for approximately $85 million.

We increased cash flow with operational improvements in all of our major businesses.

The continued recovery in U.S. housing markets resulted in strong performance from a number of our private equity investments, and we recycled capital by continuing to sell mature assets. In our property group, our retail business signed new stores as tenants and increased occupancy rates to 96.6% from 95.1% in the same quarter last year, and signed new leases at rates that were 12% higher than expiring leases. We signed 1.1 million square feet of new leases in our office property business at rates that were 9% higher than the previous rents, and launched construction of our new flagship office property in Calgary, leased primarily to a major oil sands company.

Our infrastructure business recorded a significant increase in FFO, reflecting expansion and improved performance from our utility and transport assets. Our UK gas and electrical utility benefited from an increased scale of operation following a merger last year. Traffic on our Australian railway rose due to a better-than-average grain harvest and utilization from resource companies following an expansion completed earlier this year. Our renewable power group achieved higher prices on sales of uncontracted power, improved hydrology and increased contributions from U.S. hydroelectric and wind facilities acquired in the past year.

Dividend Declaration

We modified our dividend payment schedule in order to begin paying dividends on the last day of each quarter, commencing in the second quarter of 2014. The purpose of this change is to create a consistent quarterly record date and payment date with our three flagship public entities and the payment dates for most of our preferred shares.

To achieve this, the Board of Directors declared a quarterly dividend of US$0.20 per share, payable on February 28, 2014, to shareholders of record as at the close of business on February 1, 2014. This dividend does not represent an increase in the current annualized rate because it is intended to represent the four-month period up to and including March 31, 2014. The Board of Directors anticipates that the next quarterly dividend will be paid on June 30, 2014, representing the three month period then ended.

The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

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Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted and make reference to funds from operations.

Funds from Operations (FFO) is defined as net income attributable to shareholders prior to valuation gains, depreciation and amortization, and deferred income taxes, and includes disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ funds from operations. Brookfield uses FFO to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

FFO and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

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FFO from Operating Activities represents the company’s share of revenues less operating costs and interest expenses; excludes disposition gains, valuation items and deferred income taxes; and includes our proportionate share of similar items recorded by equity accounted investments. We present this measure as we believe it assists in describing our results and reconciling variances within FFO.

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Disposition Gains are included in FFO as the purchase and sale of assets is a normal part of the company’s business. Disposition gains include gains and losses recorded directly in net income or equity in the current period, adjusted to include fair value changes and revaluation surplus balances recorded in prior periods.

The company provides additional information on the determination of funds from operations and a reconciliation between funds from operations and net income attributable to Brookfield shareholders, in the Supplemental Information available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended

September 30, 2013 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for the three and nine months ended September 30, 2013, which have been prepared using IFRS.  The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively. For more information, please visit our website at www.brookfield.com.

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Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEETS

(Unaudited) US$ millions	September 30 2013	December 31 2012
Assets
Cash and cash equivalents	$3,799	$2,850
Other financial assets	4,052	3,111
Accounts receivable and other	7,257	6,952
Inventory	6,478	6,581
Investments	12,868	11,618
Investment properties	33,858	33,161
Property, plant and equipment	30,937	31,148
Sustainable resources	502	3,516
Intangible assets	5,256	5,770
Goodwill	1,688	2,490
Deferred income tax assets	1,425	1,665
Total Assets	$108,120	$108,862

Liabilities and Equity
Accounts payable and other	$10,611	$11,652
Corporate borrowings	3,848	3,526
Non-recourse borrowings
Property-specific mortgages	33,329	33,720
Subsidiary borrowings	7,233	7,585

Deferred income tax liabilities	6,180	6,425

Capital securities	812	1,191
Interests of others in consolidated funds	483	425
Equity
Preferred equity	3,098	2,901
Non-controlling interests in net assets	25,153	23,287
Common equity	17,373	18,150
Total Equity	45,624	44,338
Total Liabilities and Equity	$108,120	$108,862

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CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended		Nine months ended
(Unaudited) For the period ended September 30 US$ millions (except per share amounts)	2013	2012	2013	2012
Total revenues and other gains	$5,176	$4,661	$15,293	$13,125
Direct costs	(3,230)	(3,420)	(10,256)	(9,568)
	1,946	1,241	5,037	3,557
Other income	525	─	525	─
Equity accounted income	194	254	684	899
	2,665	1,495	6,246	4,456
Expenses
Interest	(617)	(593)	(1,940)	(1,862)
Corporate costs	(36)	(41)	(116)	(118)
Net income prior to valuation items and income tax	2,012	861	4,190	2,476
Valuation items
Fair value changes	104	495	630	738
Depreciation and amortization	(357)	(327)	(1,095)	(911)

Income tax	(264)	(154)	(731)	(327)
Net income	$1,495	$875	$2,994	$1,976

Net income attributable to:
Brookfield shareholders	$813	$334	$1,403	$888
Non-controlling interests	682	541	1,591	1,088
	$1,495	$875	$2,994	$1,976

Net income per share
Diluted	$1.23	$0.48	$2.05	$1.25
Basic	1.26	0.49	2.10	1.28

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SUMMARIZED FINANCIAL RESULTS

	Funds from Operations1,2		Net Income1,2
(Unaudited) For the period ended September 30 US$ millions (except per share amounts)	2013	2012	2013	2012
Operating activities	$342	$300	$342	$300
Disposition gains3	851	(77)	781	(15)
Valuation items in net income	─	─	(92)	105
Income tax	─	─	(218)	(56)
	$1,193	$223	$813	$334

Per share	$1.85	$0.30	$1.23	$0.48

Notes:

1.	Three months ended
2.	Excludes amounts attributable to non-controlling interests
3.	FFO includes gains recorded directly in equity as well as the realization of appraisal gains recorded in prior years

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

	Three months ended		Nine months ended
(Unaudited) For the period ended September 30 US$ millions	2013	2012	2013	2012
Net income prior to valuation items and income tax (see page 7)	$2,012	$861	$4,190	$2,476
Adjust for:
Fair value changes within equity accounted income	(8)	(102)	(108)	(464)
Current income taxes	(35)	(31)	(107)	(100)
Disposition gains not included in net income	176	(62)	612	161
	2,145	666	4,587	2,073
Non-controlling interest	(952)	(443)	(2,241)	(1,176)
Funds from operations1	$1,193	$223	$2,346	$897

Notes:

1.	Non-IFRS measure – see Basis of Presentation on page 4

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